Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following letter was mailed to participants in each of Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C.

To Participants in Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C.

Dear Fellow Participants:

We hope you have set aside the time to view the DVD which accompanied the package delivered to you with your consent form(s), visit our website at www.empirestaterealtytrust.com, and register for a conference call with us. We recommend you consult our public filings with the Securities and Exchange Commission (“SEC”) which were sent to you for facts to assist you in your consideration of our proposals. We strongly urge that you vote “FOR” our proposals.

You may have seen news reports about a recent motion objecting to the class action settlement which we announced in November 2012. It is not a new lawsuit, but rather a motion filed by a handful of investors in Empire State Building Associates L.L.C. (“ESBA”) seeking to block the settlement reached by us and investors representing all entities proposed for the consolidation. Objections are common in these types of proceedings, and we see no change in the timing for our ongoing vote and completion of our proposed IPO within the timeframe of the consent as presently proposed.

As we previously advised, the settlement requires a $55 million payment upon completion of the consolidation and IPO or portfolio sale, to be paid to you and all investors (except Malkin and Helmsley affiliates) after paying class counsel fees and expenses—all subject to pending court approval. Neither you nor the new consolidated company will have any payment responsibility in the settlement.

We made the settlement, including an agreement to support court approval, because we believe this is the most practical, timely path to proceed with our recommended transaction for the benefit of all investors. We have always believed that the class action claims were without merit.

Our consent solicitation toward the consolidation and IPO continues without interruption. We recently mailed to you materials which were filed with the SEC, including the prospectus/consent solicitation included in our Form S-4 which the SEC declared effective. We encourage you to review these materials and promptly return your consent form.

We here address briefly some of the numerous errors and falsehoods in the new motion. Most of them have been previously circulated by Richard and Steven Edelman and previously corrected by us—only to be recycled now by this handful of new plaintiffs whom we believe do not represent the best interests of ESBA investors:

•

Their motion says the third-party proposal on which you are being asked to vote gives the Malkins the power to manipulate the value of the assets and impose Malkin management agreements on the new buyer.

•	This is false.

•	The prospectus/consent solicitation states clearly, including on the front page, that the price for a third party sale must be at least 115% of the aggregate exchange value for all the entities.

•	Sale proceeds will be allocated in accord with the exchange values established by the independent valuer Duff & Phelps.

•	No member of the Malkin family can be related to the buyer or receive any special benefit from such a sale, and the Malkins can only receive consideration on the same basis as all other participants.

•	Their motion states that your entities were charged for expenses related to a private airplane.

•	This is false.

•	No entity supervised by the Malkins was ever charged any cost relating to a private airplane.

•	Their motion cites a cash election.

•	This is false.

•	Since July 2012 there has been no cash election, and all investors have a 100% tax deferred election for operating partnership units.

•	Their motion alleges the Malkins are improperly monetizing the future value of overrides.

•	This is false.

•

All overrides were applied based on written agreements and signed investor consents, and values were determined in accordance with such agreements and consents based on the valuations by Duff & Phelps, the independent valuer.

•	Their motion misleadingly quotes from a sentence describing the terms of the buyout process, which applies to participants in ESBA and 60 East 42nd St. Associates.

•

The buyout process, which has been part of the organizational documents of such entities from inception, is described in full in the prospectus/consent solicitation in several places including on pages 14, 90-92, and 317-318.

•	Their motion misstates basic rent paid by Empire State Building Company to ESBA.

•	It is not $1 million per year; it is actually $5.895 million per year.

•	Their motion misstates the charges for services rendered by Malkin entities to ESBA in 2011.

•

The S-4 discloses at page F-197 that such fees from ESBA in 2011 were approximately $1 million. Their motion’s statement that the Malkin entities received $10 million in that year in connection with the transaction is incorrect.

We have been informed that the plaintiffs in the original, settled class action will oppose this seriously flawed motion, and we will meantime stay on course for a timely conclusion of the proposed transaction for the benefit of all of our investors. Above all, we remain focused on the effective and successful operation of all the properties we supervise, as we have for more than half a century.

Remember, we encourage you to rely on information contained in our public filings with the SEC and urge you to vote “FOR” the consolidation including IPO and the third party portfolio transaction. We suggest you view the DVD which accompanied the package delivered to you with your consent form(s), visit our website at www.empirestaterealtytrust.com, and register for a conference call with us.

As always, we are here to answer any of your questions. Please do not hesitate to call MacKenzie Partners 1-888-410-7850, our agent for responding to investor inquiries, so we can address your concerns head-on. This is an important decision that should be based only on the facts.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation. This letter contains forward-looking statements, and actual results could materially differ from our expectations, as described in more detail as the prospectus/consent solicitation.

We feel confident that when you have reviewed the prospectus/consent solicitation and the other materials sent to you and had the opportunity to have your questions answered by those who have created and supervised these investments from inception, you will share our conclusion that our new proposal is an exceptional opportunity to increase the value of your investment and the distributions that you receive.

We strongly urge that you vote “FOR” our proposals.

Sincerely,

MALKIN HOLDINGS LLC

By: /s/ Peter L. Malkin	By: /s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin

We urge you to review the Registration Statement on Form S-4, the prospectus/consent solicitation, and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov. You can also obtain without charge a copy of the prospectus/consent solicitation and the supplements relating to the individual entities by contacting Ned H. Cohen at 212-687-8700 at Malkin Holdings LLC.

4